[redacted]

SECU 09058814 SSION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53539 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Capital Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 1200
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Squier, Chief Financial Officer 415-733-0000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jeffrey Zlot, Chief Operating Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Capital Advisors LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NENITA MANGILAYA BELL
COMM. #1816778
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 10, 2012
PC01

PRESIDIO CAPITAL ADVISORS LLC

# CONTENTS

BPM
BURR PILGER MAYER
*Building your future*

**REPORT OF INDEPENDENT AUDITORS**

To the Managing Member
Presidio Capital Advisors LLC

We have audited the accompanying statement of financial condition of Presidio Capital Advisors LLC (the Company) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Presidio Capital Advisors LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Burr, Pilger, Mayer LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 27, 2009



BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

# PRESIDIO CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

| ASSETS | 2008 |
|---|---|
| Cash | $ 163,273 |
| Receivable from clearing broker, including a clearing deposit of $100,187 | 100,187 |
| Due from related parties | 3,476 |
| Prepaid expenses | 8,668 |
| Property and equipment, net | 21,611 |
| Other assets | 45,019 |
| | $ 342,234 |

| LIABILITIES AND MEMBERS' EQUITY | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 45,783 |
| Due to related parties | 5,937 |
| Total liabilities | 51,720 |
| Members' equity | 290,514 |
| | $ 342,234 |

The accompanying notes are an integral
part of these financial statements.

## 1. Nature of Business

Presidio Capital Advisors LLC (the Company) is an investment advisor and a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on January 1, 2003 and is an introducing broker whose customer accounts are carried on a fully disclosed basis pursuant to a clearing agreement with J.P. Morgan Clearing Corp. The Company is wholly owned by Presidio Financial Partners LLC (the Parent).

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

### Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

### Investments

In the year ended December 31, 2008, the company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*. SFAS No. 157 applies to all financial instruments that are measured and reported on a fair value basis. The Company did not have measurements at December 31, 2008.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, management uses various methods including market, income and cost approaches. Based on these approaches, management often utilizes certain assumptions that market participants would use in pricing the asset, including assumption about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be observable, market corroborated, or generally unobservable firm inputs. Management utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques management is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Continued

2. **Summary of Significant Accounting Policies,** continued

**Property and Equipment**

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

**Revenue Recognition**

The Company records commission income on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

**Income Taxes**

The Company is treated as a partnership for federal and state income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays an annual California and Texas franchise tax and an annual state fee based upon its annual income.

**Advertising Costs**

Advertising costs are expensed as incurred. There was no expense attributable to advertising in 2008.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. **Receivables from Clearing Brokers**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges.

The receivables from brokers arise in the normal course of business from the settlement of securities transactions.

Continued

## 4. Property and Equipment

Details of property and equipment at December 31, 2008 are as follows:

| | |
|---|---|
| Computer hardware | $ 59,172 |
| Furniture and fixtures | 52,818 |
| Office and other equipment | 24,163 |
| Computer software | 10,054 |
| | 146,207 |
| Less accumulated depreciation and amortization | (124,596) |
| Property and equipment, net | $ 21,611 |

Depreciation expense for the year ended December 31, 2008 totaled $20,099.

## 5. Retirement Plans

The Company has a Simple-IRA Retirement Plan and it is available to all regular full-time employees who have completed at least one year of full-time service. Employees become members and participants in the Plan upon meeting plan eligibility requirements. The Plan meets all the requirements of the Employee Retirement Income Security Act of 1974. In 2008, the Company made contributions of $2,250 to the plan.

## 6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $222,392, which was approximately $217,392, in excess of its minimum requirement of approximately $5,000. The Company's aggregate indebtedness to net capital ratio was .23 to 1.

## 7. Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The receivables from the clearing broker are pursuant to the clearance agreement.

Continued

7. **Off-Balance Sheet Risk,** continued

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or another broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In 2008 the Company settled a legal matter arising from its brokerage and securities activities. The cost of the settlement is reported in the Statement of Operations in other expenses.

8. **Concentrations of Credit Risk**

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of December 31, 2008, all of the Company's cash balances were covered by this insurance.

9. **Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. **Related Party Transactions**

Periodically, the Company has outstanding payables and receivables arising from transactions with related companies. As of December 31, 2008, the following amounts were outstanding between the Company and its affiliates:

| | |
|---|---|
| Due from Presidio Financial Partners LLC : | $3,476 |
| Owed to Presidio Wealth Management LLC: | $5,937 |

Pursuant to an expense sharing agreement entered into by the affiliates of Presidio Financial Partners LLC, the Company pays its allocated share of certain personnel and office expenses which include, among other things, rent, computer systems, telephones and supplies. These expenses are allocated to the Company based on the average number of employees allocated to the company during the year. For the year ended December 31, 2008, net personnel expenses allocated to the Company were $85,353 and office expenses allocated to the Company were $95,019.

# ADDITIONAL REPORT

To the Managing Member
Presidio Capital Advisors LLC

In planning and performing our audit of the financial statements of Presidio Capital Advisors LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.



*Member of The Leading Edge Alliance*

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

To the Managing Member
Presidio Capital Advisors LLC
Page 2

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer

Burr, Pilger & Mayer
San Francisco, California
February 27, 2009

PRESIDIO CAPITAL ADVISORS LLC

REPORT ON AUDIT OF
STATEMENT OF FINANCIAL CONDITION

December 31, 2008

PUBLIC DOCUMENT



BPM
BURR PILGER MAYER
*Building your future*

# PRESIDIO CAPITAL ADVISORS LLC

---

REPORT ON AUDIT OF
STATEMENT OF FINANCIAL CONDITION

December 31, 2008

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a public document

BPM

BURR PILGER MAYER

*Building your future*